FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 27, 2008

DATE, TIME AND PLACE: Held on May 27, 2008, at 6:00 pm, at the Company’s headquarters, located at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the City and State of São Paulo.

PRESIDING BOARD: Chairman: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano.

CALL AND ATTENDANCE: Pursuant to Article 15, second paragraph, of the Company’s Bylaws, the call notice was waived due to the attendance of all Board of Directors’ members.

AGENDA: (i) Increase in the Company’s Capital Stock through the issue of new shares, in compliance with the Stock Option Plan; (ii) Examination of the result of the capital increase through the private subscription of shares approved at the Board of Directors’ meeting held on April 8, 2008.

RESOLUTIONS: To begin the meeting, the President informed that the Board Members should discuss, within the limit of the Company’s Authorized Capital, the issue of 271,966 (two hundred and seventy-one thousand, nine hundred and sixty-six) preferred shares of which: (i) 300 (three hundred) preferred shares at the underwriting price of R$ 31.16 (thirty-one Brazilian reais and sixteen centavos), per share, in the total amount of R$ 9,348.00 (nine thousand, three hundred and forty-eight Brazilian reais) – Series 8; (ii) 83,744 (eighty-three thousand, seven hundred and forty-four) preferred shares at the underwriting price of R$ 24.63 (twenty-four Brazilian reais and sixty-three centavos) per share, in the total amount of 2,062,614.72 (two million, sixty-two thousand, six hundred and fourteen Brazilian reais and seventy-two centavos) – Series A1 Silver; (iii) 26,898 (twenty-six thousand, eight hundred and ninety-eight) preferred shares at the underwriting price of R$ 0.01 (one centavo), per share, in the total amount of R$ 268.98 (two hundred and sixty-eight Brazilian reais and ninety-eight centavos) – Series A1 Gold; (iv) 83,108 (eighty-three thousand, one hundred and eight) preferred shares at the underwriting price of R$ 26.93 (twenty-six Brazilian reais and ninety-three centavos), per share, in the total amount of R$ 2,238,098.44 (two million, two hundred and thirty-eight thousand, ninety-eight Brazilian reais and forty-four centavos) – Series A2 Silver; and (v) 77,916 (seventy-seven thousand, nine hundred and sixteen) preferred shares at the underwriting price of R$ 0.01 (one centavo), per share, in the total amount of R$ 779.16 (seven hundred and seventy-nine Brazilian reais and sixteen centavos) – Series A2 Gold, for a capital increase in the amount of R$ 4,311,109.30 (four million, three hundred and eleven thousand, one hundred and nine Brazilian reais and thirty centavos) in the light of the underwriting and paying in of these shares in order to comply with the Stock Option Plan (the Plan) duly approved by the Board of Directors in the Meeting held on February 4, 1997, and by the shareholders’ resolution in the Annual and Extraordinary Shareholders’ Meeting held on April 28, 1997, and in the Extraordinary Shareholders’ Meeting held on December 20, 2006, and thus complying with the exercise of Series 8, Series A1 Silver and Gold and Series A2 Silver and Gold, as provided for in that Plan.

Following examination and discussions, the motion was approved unanimously by the Board Members to increase the Capital Stock in the total amount of R$ 4,311,109.30 (four million, three hundred and eleven thousand, one hundred and nine Brazilian reais and thirty centavos), in compliance with the provisions in the Plan - Series 8, Series A1 Silver and Gold and Series A2 Silver and Gold, through the issue in the total amount of 271,966 (two hundred and seventy-one thousand, nine hundred and sixty-six) preferred shares, of which: (i) 300 (three hundred) preferred shares at the underwriting price of R$ 31.16 (thirty-one Brazilian reais and sixteen centavos), per share, in the total amount of R$ 9,348.00 (nine thousand, three hundred and forty eight Brazilian reais) – Series 8; (ii) 83,744 (eighty-three thousand, seven hundred and forty-four) preferred shares at the underwriting price of R$ 24.63 (twenty-four Brazilian reais and sixty-three centavos), per share, in the total amount of R$ 2,062,614.72 (two million, sixty-two thousand, six hundred and fourteen Brazilian reais and seventy-two centavos) – Series A1 Silver; (iii) 26,898 (twenty-six thousand, eight hundred and ninety-eight) preferred shares at the underwriting price of R$ 0.01 (one centavo), per share, in the total amount of R$ 268.98 (two hundred and sixty-eight Brazilian reais and ninety-eight centavos) – Series A1 Gold; (iv) 83,108 (eighty-three thousand, one hundred and eight) preferred shares at the underwriting price of R$ 26.93 (twenty-six Brazilian reais and ninety-three centavos), per share, in the total amount of R$ 2,238,098.44 (two million, two hundred and thirty-eight thousand, ninety-eight Brazilian reais and forty-four centavos) – Series A2 Silver and (v) 77,916 (seventy-seven thousand, nine hundred and sixteen) preferred shares at the underwriting price of R$ 0.01 (one centavo), per share, in the total amount of R$ 779.16 (seven hundred and seventy-nine Brazilian reais and sixteen centavos) – Series A2 Gold. As a result, the Company’s Capital Stock shall be raised from R$ 4,218,356,697.71 (four billion, two hundred and eighteen million, three hundred and fifty-six thousand, six hundred and ninety-seven Brazilian reais and seventy-one centavos) to R$ 4,222,667,807.01 (four billion, two hundred and twenty-two million, six hundred and sixty-seven thousand, eight hundred and seven Brazilian reais and one centavo), entirely paid in and divided into 228,701,320 (two hundred and twenty-eight million, seven hundred and one thousand, three hundred and twenty) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 129,021,469 (one hundred and twenty-nine million, twenty-one thousand, four hundred and sixty-nine) preferred shares.

In accordance with the Plan’s provisions, as approved by the Board of Directors and the Shareholders, the preferred shares arising from this underwriting shall be of the same nature and conditions, and shall enjoy the same rights and advantages as provided by the By-laws to its kind, and shall be entitled to full dividends for the 2008 fiscal year.

Following the Capital Increase approved in this Meeting, the head of the company By-laws' Article 4 shall become effective with the following wording:

"ARTICLE 4 ("caput") The Company’s Capital Stock is of R$ R$ 4,222,667,807.01 (four billion, two hundred and twenty-two million, six hundred and sixty-seven thousand, eight hundred and seven Brazilian reais and one centavo), entirely paid in and divided into 228,701,320 (two hundred and twenty-eight million, seven hundred and one thousand, three hundred and twenty) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 129,021,469 (one hundred and twenty-nine million, twenty-one thousand, four hundred and sixty-nine) preferred shares.”

In relation to the second item of the Agenda, the Board members examined the results of the capital increase through private subscription of shares by the Board of Directors at the meeting held on April 08, 2008, considering that, out of the 7,714,055 (seven million, seven hundred and fourteen thousand, fifty-five) preferred shares, issued within the limit of the Company’s Authorized Capital, 7,080,744 (seven million, eighty thousand, seven hundred and forty-four) preferred shares were subscribed, at the issue price of R$ 35.46 (thirty-five Brazilian reais and forty-six centavos) per share, totaling a capital increase in the amount of R$ 251,083,182.24 (two hundred and fifty-one million, eighty-three thousand, one hundred and eighty-two Brazilian reais and twenty-four reais), and 633,311 (six hundred and thirty-three thousand, three hundred and eleven) preferred shares were not subscribed, representing 8.2098% of the preferred shares offered to the shareholders’ subscription, after the end of the term for preemptive right and for subscription of the remaining shares. The Board of Directors, pursuant to Guideline no. 8 of the Brazilian Securities and Exchange Commission (CVM) and considering the full accomplishment of the capital increase, that is, the reduction of the Company’s indebtedness (the permission to capitalize credits of AIG Group, in conformity with Explanatory Note 9(a) of the financial statements of the fiscal year ended on 12.31.2007), resolved that the capital increase in progress shall be partially ratified. There will be no need of additional subscribers for the small quota of the remaining increase, since it would result in an unnecessary dilution and an insignificant increase in absolute values. Therefore, this Board resolved, pursuant to the CVM’s regulations, that it will be granted to occasional subscribers the right to withdraw from the subscription within the term of 30 days as of the publication of the Notice to Shareholders, after which the capital increase shall be ratified at the value effectively subscribed.

APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance, approved and signed by the attending board members. São Paulo, May 27, 2008. President – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre, Jacques-Edouard Marie Charret, Candido Botelho Bracher, Fábio Schvartsman, Maria Silvia Bastos Marques and Guilherme Affonso Ferreira.

This is a free English translation of the original instrument filed at the Company’s records

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
Brazilian Bar Association / São Paulo Chapter No. 189.868

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 28, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.